Filing pursuant to Rule 425 under the Securities Act of
1933 and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Filer:  Precision Castparts Corp.

Subject Company:  SPS Technologies, Inc.
Exchange Act File Number of Subject Company:  1-4416

To our employees:

Today we are announcing important news:  Precision Castparts Corp. (PCC) has agreed to acquire SPS Technologies, Inc. (SPS) in a merger transaction.

SPS will strengthen PCC’s leadership as a supplier of complex metal products.  Together, we will be an even more important player in aerospace. We will be better able to compete for customers such as automotive manufacturers. And, we will be well positioned for long-term growth and for the inevitable upturn in our markets.

While our products are different, we share many customers.  The combined company, with a broader array of products, will be able to meet more of the needs of our customers.  More than half of our sales will still be to aerospace customers.  SPS has served aerospace for much of its 100-year history and is well positioned with the newest generation of commercial aircraft.

Our companies’ successes reflect the contributions and dedication of more than 17,000 people in over 90 plants.  In the face of today’s business conditions, we all need to keep working hard to help improve performance and reduce costs.  Together we can build a stronger base to grow our businesses.  We appreciate your understanding and support.

The two companies will combine when the transaction is approved by regulators and SPS’s shareholders.  This will take several months.  In the meantime, we ask all of you to stay focused on your jobs and the needs of our customers — now, as much as any time, we all can make a difference through our dedication and teamwork.  We will provide you with more information as we have more progress to report.

Mark Donegan	John S. Thompson
Chairman and Chief Executive Officer	Chief Executive Officer
Precision Castparts Corp.	SPS Technologies, Inc.

Additional Information About This Transaction

        PCC and SPS will file a proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. PCC and SPS will mail the proxy statement/prospectus to the SPS security holders. These documents will contain important information about this transaction, and we urge you to read these documents when they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents free of charge from PCC at the PCC Corporate Center/Financial Documents section of www.precast.com or by contacting PCC Investor Relations at (503) 417-4850.  They may also be obtained under Financial Information in the Investor Relations section of www.spstech.com or by contacting SPS Investor Relations at (215) 517-2001.

Participants in This Transaction

        PCC and SPS and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of PCC and SPS and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about PCC’s executive officers and directors in PCC’s proxy statement (DEF14A) filed with the SEC on July 7, 2003. You can find information about SPS’s officers and directors in their proxy statement (DEF14A) filed with the SEC on March 31, 2003.  You can obtain free copies of these documents from the SEC, PCC, or SPS using the contact information above.